NXT Announces Revised Agreements to Purchase SFD Technology.

Calgary, Alberta, Canada

Thursday, January 11, 2007

Energy Exploration Technologies Inc. ("NXT" or "the Company")

"ENXTF" – NASDAQ OTCBB

"EFW" – Frankfurt Exchange

NXT announces the execution of several agreements, ( the "2006 Agreements") to purchase the stress field detection technology for the exploration of hydrocarbon resources ("SFD Technology") from the Company’s founder and CEO George Liszicasz replacing the 10 year exclusive license of the SFD Technology executed December 31, 2005 (the "2005 Agreement").

The 2005 Agreement and the 2006 Agreements have similar economic terms.  The 2006 Agreements will be available on SEDAR at www.sedar.com.

As consideration for Mr. Liszicasz’ acceptance of the 2006 Agreements the Company modified the conversion attributes of the preferred shares that remain unchanged in number from the 2005 Agreement at 10,000,000 preferred shares.  Following negotiations conducted between the Company and Mr. Liszicasz, with the benefit of independent representation, the Company approved modified performance thresholds for the conversion of the preferred shares that are both realistic and if reached should generate significant value for the shareholders of NXT.

The major changes to the conversion attributes of these convertible preferred shares are as follows:

2005 Agreement	2006 Agreements
2,000,000 Preferred shares are immediately convertible to common shares	No change
2,000,000 preferred shares are convertible into common shares upon the Company achieving gross revenue in any year of US $50 million	2,000,000 preferred shares are convertible into common shares upon the Company achieving cumulative aggregate gross revenue of US $50 million
A further 2,000,000 preferred shares are convertible into common shares upon the Company achieving gross revenue in any year of US $100 million	A further 2,000,000 preferred shares are convertible into common shares upon the Company achieving cumulative aggregate gross revenue of US $100 million

2005 Agreement	2006 Agreements
A further 2,000,000 preferred shares are convertible into common shares upon the Company achieving gross revenue in any year of US $250 million	A further 2,000,000 preferred shares are convertible into common shares upon the Company achieving cumulative aggregate gross revenue of US $250 million
A further 2,000,000 preferred shares are convertible into common shares upon the Company achieving gross revenue in any year of US $500 million	A further 2,000,000 preferred shares are convertible into common shares upon the Company achieving cumulative aggregate gross revenue of US $500 million
At December 31, 2015, upon expiration of the license term, the SFD Technology will revert to Mr. Liszicasz

At December 31, 2015 the SFD Technology can be retained by the Company by either:

(i) if the Company earned cumulative aggregate gross revenue of US $500 million or more in the 9 year period ended December 31, 2015 then the Company can retain the SFD Technology by issuing Mr. Liszicasz an additional 1,000,000 common shares; or (ii) if the Company did not earn cumulative aggregate gross revenue of US $500 million or more in the 9 year period ended December 31, 2015, then the Company can retain the SFD Technology by immediately making any remaining preferred shares convertible

If NXT chooses not to retain the SFD Technology it can be acquired by Mr. Liszicasz for $10.00

Gross revenue shall be determined in accordance with generally accepted accounting principles as reported in the Company’s annual audited consolidated financial statements and will include the proceeds on the sale of assets.

All other terms contained in the 2006 Agreements are largely unchanged from the superseded 2005 Agreement.

National Instrument 62-103 Early Warning Information

NXT has issued 10,000,000 convertible preferred shares of the Company ("Preferred Shares") to Mr. Liszicasz representing, assuming the occurrence of all vesting events and conversion by Mr. Liszicasz, 27 percent of the outstanding shares of NXT.  Mr. Liszicasz currently holds 5,062,490 common shares of NXT which, along with the Preferred Shares represent 40 percent of the outstanding shares of NXT.

Mr. Liszicasz was issued the Preferred Shares in connection with the 2006 Agreements and will hold the Preferred Shares for investment purposes.  Mr. Liszicasz may acquire or dispose of shares from time to time.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential.  The SFD-based exploration process substantially reduces the need for 2-D reconnaissance seismic thus saving clients valuable time and money.

Additional information about NXT and the SFD technology is available on the Company’s website www.nxtenergy.com.

For more information or to receive a copy of the report filed pursuant to National Instrument 62-103 contact:

Ken Rogers

Vice President Finance and CFO

Energy Exploration Technologies Inc.

505 — 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:

(403) 264-7020

Fax:

(403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the NASDAQ OTCBB nor the Frankfurt or Berlin Exchanges have reviewed and do not accept responsibility for the adequacy or accuracy of this news release.